UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________________________________

FORM 15-12B

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number   001-35315

Topaz Resources, Inc.

 (Exact name of registrant as specified in its charter)

1012 North Masch Branch Road, Denton, TX 76207 940-243-1122

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common shares, $0.0001 par value per share

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under

Section 13(a) or 15(d) remains)

Please place an ☑ in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☑	Rule 12h-3(b)(1)(i)	☑
Rule 12g-4(a)(2)	☐	Rule 12h-3(b)(1)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:    ____75_______

Pursuant to the requirements of the Securities Exchange Act of 1934, Topaz Resources, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Topaz Resources, Inc. (Registrant)

By:	/s/ Edward J. Munden
Edward J. Munden, CEO

Date: August 13, 2012